

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2022

Ge Xiaolei
Chief Financial Officer
Aluminum Corporation of China Limited
No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082

> **Re: Aluminum Corporation of China Limited**
> **Form 20-F for the Fiscal Year ended December 31, 2021**
> **Filed April 22, 2022**
> **File No. 001-15264**

Dear Mr. Xiaolei:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　Office of Energy & Transportation